Room 4561
						April 25, 2006



Mr. Eric N. Smit
Chief Financial Officer
eGain Communications Corporation
345 E. Middlefield Road
Mountain View, CA 94043

Re:	eGain Communications Corporation
	Form 8-K Filed February 8, 2006
	File No. 000-30260


Dear Mr. Smit:

      We have reviewed your response letter dated March 29, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 8, 2006

1. We note the proposed disclosure you provided in your response to
prior comment number 5 and note that the proposed disclosures do not
appear to sufficiently reflect the guidance in Question 8 of the
FAQ.
In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to
investors.   Similarly, you do not appear to have disclosed the
material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for these limitations. Please provide us with proposed disclosures that fully address the concerns raised in prior comment number 5 in the event that you intend to present non-GAAP information in the future. Please note that any disclosure should address, with appropriate specificity, each measure and adjustment presented.

2. Your proposed disclosure indicates that you have excluded items that have no cash impact on your results and that the non-GAAP measure is useful to "provide insight into what portion of the company`s expenses do not have near term impact on the company`s cash balances." It is unclear from your response whether these are non-
GAAP liquidity measures that should be reconciled to cash flow from operations calculated in accordance with GAAP. Please clarify and revise your proposed disclosure accordingly.

3. Please explain to us why you believe the exclusion of certain expenses helps focus on "core operating results". In this regard, we note that you should specifically define any reference to "core operating results" as companies and investors may differ as to what this term represents and how it should be determined.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Assistant Chief Accountant, at (202) 551-
3451
or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
Mr. Eric N. Smit
eGain Communications Corporation
April 25, 2006
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